UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 7, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Atossa Genetics Inc.

File No. 333 -179500 – CF #28543

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   Atossa Genetics Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on February 14, 2012, as amended.

   Based on representations by Atossa Genetics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.25	June 11, 2013
Exhibit 10.26	June 11, 2015
Exhibit 10.27	June 23, 2013
Exhibit 10.28	June 11, 2022
Exhibit 10.31	October 3, 2014

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel